Exhibit 95

Mine Safety Disclosure

The following disclosures are provided pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Item 104 of Regulation S-K, which require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). The disclosures reflect our U.S. mining operations at the Gold Bar mine only, as the requirements of the Act and Item 104 of Regulation S-K do not apply to our mines operated outside the United States.

Whenever the Federal Mine Safety and Health Administration (“MSHA”) believes a violation of the Mine Act, any health or safety standard or any regulation has occurred, it may issue a citation which describes the alleged violation and fixes a time within which the mining operator must abate the alleged violation.  The citation may include a civil penalty or fine.

There were no citations and no orders issued to our subsidiary, McEwen Mining Nevada Inc., which may be considered an operator under the Mine Act, by MSHA during the quarter ended September 30, 2021.